

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE 1-8-08




08040731

Received SEC
FEB 28 2008
Washington, DC 20549

February 28, 2008

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2008

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

Dear Ms. Ising:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Qwest by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 8, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company's Board of Directors take certain actions with respect to executive compensation, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated August 30, 2007. The Company received the Proposal on September 5, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record.

Accordingly, because the Company was unable to verify in its records the Proponent's eligibility to submit the Proposal, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via United Parcel Service a letter on September 7, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice requests that the Proponent "provide proof of ownership that satisfies the requirements of Rule 14a-8" and further informs the Proponent that under Rule 14a-8(b), such proof must verify that he "[has] continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year." United Parcel Service records confirm delivery of the Deficiency Notice to the Proponent on September 10, 2007. *See* Exhibit B. The Company did not receive a response from the Proponent within 14 calendar days thereafter.

In letter dated December 4, 2007, the Company sent the Proponent a letter requesting that he withdraw the Proposal since the Proponent had failed to respond to provide satisfactory proof of ownership of the Company's shares. *See* Exhibit C. The Proponent responded in a letter dated December 7, 2007, which the Company received on December 12, 2007 (the "Proponent's Response"). However, the Proponent's Response did not include documentary evidence of his ownership of Company shares and, instead, stated that the Proponent had been unable to obtain such documentation. *See* Exhibit D.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on September 5, 2007. On September 7, 2007, which was within 14 days of receiving the Proposal, the Company timely sent the Deficiency Notice via United Parcel Service. The Proponent received the Deficiency Notice by United Parcel Service on September 10, 2007. The Proponent's Response, dated December 7, 2007, indicated that he was unable to obtain documentary support of his ownership of the Company's stock from his broker, TD Ameritrade.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within 14 days. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which clearly stated:

- the ownership requirements of Rule 14a-8(b);
- that the Company's records indicate that the Proponent is not a stockholder of record of the shares he purports to hold; and
- that the Proponent's response had to be postmarked, or transmitted electronically, within 14 days after his receipt of the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies, Inc.* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). In this instance, the Proponent failed to provide sufficient documentary support of his ownership of the Company's stock, despite the Company sending him the Deficiency Notice in a timely fashion. Moreover, in *Pfizer Inc.* (avail. Jan. 16, 2004), the Staff concurred with the exclusion of the proponent's proposal in reliance on Rule 14a-8(f) and Rule 14a-8(b) where Pfizer's deficiency notice was substantially similar in content to the Deficiency Notice.

The Proponent should be well aware of the need to demonstrate compliance with the continuous ownership requirements of Rule 14a-8. The Staff has, on numerous occasions, determined that the Proponent has failed to satisfy the ownership requirements of Rule 14a-8(b) in order to be eligible to submit a stockholder proposal. *See, e.g., General Motors Corp.* (avail. Mar. 22, 2007) (concurring with the exclusion of the Proponent's proposal because "the [P]roponent appears to have failed to supply, within 14 days of receipt of General Motors' request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Smurfit-Stone Container Corp.* (avail. Feb. 23, 2007); *AT&T Corp.* (avail. Dec. 23, 2004); *Intel Corp.* (Jan. 29, 2004); *Intel Corp.* (avail. Mar. 10, 2003).

In addition, the Staff has, on previous occasions, concurred with the exclusion of the Proponent's stockholder proposals when he has stated in responses to deficiency notices that he was unable to obtain documentary support of his stock ownership from his broker. For example, in *Crown Holdings, Inc.* (avail. Feb. 8, 2006) the Staff concurred in the exclusion of the Proponent's proposal after he noted in his response to a deficiency notice from Crown Holdings that "after several requests for verifying letters, which were supplied previously, my broker, TD Waterhouse, no longer responds." Similarly, in *Intel Corp.* (avail. Feb. 8, 2006) the Staff concurred in the exclusion of the Proponent's proposal because "the [P]roponent appear[ed] not to have responded to Intel's request for documentary support indicating that the [P]roponent has satisfied the minimum ownership . . . required by rule 14a-8(b)" when the Proponent responded to Intel's deficiency notice saying that he "did not want to further bother [his] agent, TD Waterhouse." *See also Occidental Petroleum Corp.* (avail. Nov. 21, 2007) (concurring in the exclusion of the Proponent's proposal because of an apparent failure to respond to a deficiency notice); *Agere Systems Inc.* (Nov. 16, 2005) (same); *Crown Holdings, Inc.* (avail. Jan. 27, 2005) (same).

Thus, despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of his requisite one-year continuous ownership of Company stock as of the date the Proposal was submitted to the Company. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stephen E. Brilz, the Company's Vice President and Deputy General Counsel, at (303) 992-6244.

Sincerely,



Elizabeth A. Ising

EAI/pah
Enclosures

cc: Stephen E. Brilz, Qwest Communications International Inc.
Robert D. Morse

100362153_8.DOC

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

August 30, 2007

Office of The Secretary
Quest Communications, Inc.
1801 California Street, 51st. Fl.
Denver, CO 80202

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by TD Ameritrade.

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of the normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Quest Communications, Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse



EXHIBIT B

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen E. Brilz
VP-Deputy General Counsel


Qwest.
Spirit of Service

VIA UPS NEXT DAY AIR

September 7, 2007

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Re: Qwest Communications International Inc. Stockholder Proposal

Dear Mr. Morse:

In accordance with Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, Qwest Communications International Inc. (the "Company") hereby notifies you that it is unable to verify your eligibility to submit the attached stockholder proposal received by the Company on September 5, 2007. Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year on the date you submitted the proposal. The Company's stockholder records indicate that you are not the registered holder of the shares you purport to hold. Therefore, at the time you submitted your proposal, you were required to provide to the Company proof of your eligibility in accordance with Rule 14a-8(b). Pursuant to Rule 14a-8(f), your response to this letter and proof of eligibility must be postmarked, or transmitted electronically, no later than 14 days from the date on which you receive this letter. If you fail to provide proof of eligibility, the Company may exclude your proposal from its 2008 definitive proxy statement.

Sincerely,

Stephen E. Brilz
Vice President and Deputy General Counsel

Enclosure

Your package has been delivered.

Tracking Number:	1Z A77 88W 13 9997 414 8
Type:	Package
Status:	**Delivered**
Delivered On:	09/10/2007 12:42 P.M.
Location:	FRONT DOOR
Delivered To:	212 HIGHLAND AVE MOORESTOWN, NJ, US 08057
Shipped/Billed On:	09/07/2007
Reference Number(s):	I04860000, I04860000
Service:	NEXT DAY AIR SAVER

Location	**Date**	**Local Time**	**Description**
LAWNSIDE, NJ, US	09/10/2007	12:42 P.M.	DELIVERY
	09/10/2007	4:27 A.M.	OUT FOR DELIVERY
LAWNSIDE, NJ, US	09/08/2007	6:55 A.M.	DESTINATION SCAN
PHILADELPHIA, PA, US	09/08/2007	6:37 A.M.	ARRIVAL SCAN
LOUISVILLE, KY, US	09/08/2007	4:59 A.M.	DEPARTURE SCAN
	09/08/2007	1:54 A.M.	ARRIVAL SCAN
COMMERCE CITY, CO, US	09/07/2007	9:40 P.M.	DEPARTURE SCAN
DENVER, CO, US	09/07/2007	8:39 P.M.	ORIGIN SCAN
US	09/07/2007	1:06 P.M.	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: 09/18/2007 12:08 P.M. ET

EXHIBIT C

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com


Qwest.
Spirit of Service

Stephen E. Brilz
VP-Deputy General Counsel

December 4, 2007

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08957-2717

Re: Qwest Communications International Inc. Stockholder Proposal

Dear Mr. Morse:

I am writing regarding the stockholder proposal dated August 30, 2007 that you submitted to Qwest Communications International Inc. You noted in your August 30 letter that you hold Qwest shares through TDAmeritrade, Inc. By letter dated September 7, 2007, I requested under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, that you verify your eligibility to submit the stockholder proposal by supplying me with evidence that, as of the date you submitted your proposal, you had continuously held at least $2,000 in market value, or one percent, of our outstanding common stock.

We did not receive verification of your eligibility to submit the proposal within fourteen days of you receiving my September 7, 2007, letter, even though your letter indicates that you are already familiar with the means of demonstrating compliance with the share ownership requirements that apply to the submission of a shareholder proposal. Thus, I am writing to request that you voluntarily withdraw your proposal. Your withdrawal will save the company and your fellow shareholders the expense of our seeking no-action relief from the staff of the Securities and Exchange Commission. For your convenience, I am enclosing a duplicate of this letter along with a pre-paid overnight return envelope. Please sign the duplicate copy of this letter and return it to me when you have a moment.

Please also let me clarify one of the issues that you raised in your proposal. You refer in your proposal to your disapproval of a "plurality" voting system and to your inability to vote "against" director candidates. Please note that Qwest has adopted majority voting in uncontested director elections. Under this system, shareholders may vote "for," "against," or "abstain" with respect to any director candidate, and any director who fails to receive more "for" votes than "against" votes must submit his or her resignation. I hope this clarification eliminates your concern on this issue as it relates to Qwest and leads you to reconsider whether Qwest should be among the recipients of your proposal.

Please feel free to contact me at (303) 992-6244 if you wish to discuss this letter further.

Sincerely,



Stephen E. Brilz

I hereby withdraw my shareholder proposal, dated August 30, 2007, submitted to Qwest Communications International Inc.

____

Robert D. Morse

EXHIBIT D

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
December 7, 2007

Stephen E. Britz
Qwest
1801 California Ste. 5100
Denver, CO 80202

Dear Mr. Britz:

Thank you for responding. I twice read your remarks, and the last paragraph of page one on plurality, states: "--adopted majority voting in "uncontested" director elections." That would be a rarity, although I can't reason the exception.

I gladly rephrase or allow you to delete the reference to "plurality" voting, noting that Ford Motor and other companies are accepting my nudge to return Constitutional rights of dissent. However, I feel it unfair to other companies if I delete my request for more reasonable yet excessive remuneration programs. Note the continual charges of misuse of options by some company's management. It would be best to discontinue such, obtaining huge savings in printing proxies and personnel to track the endless programs. Direct pay is reasonable, and training schools, etc. are producing many people to replace management whenever the occasion arises. Claims of capability is an unproved quality at the hiring phase, and separation benefits contracts are a reward for leaving.

As to verification of holdings, etc.: TDAmeritrade has not answered my requests for verifications, it not being their obligation. I have suggested action against the S.E.C. Rule barring acceptance of purchases and monthly reports as evidence, an outright insult to the dealers in equities. Further, most companies favor discontinuance of certificates, [$15.00 each purchase], and now use that as a tool to delay or deny proponents a right.

Paragraph two states: "Withdrawal will save the company and your fellow shareholders the expense of <u>our</u> seeking no-action <u>relief</u>--." Just printing my proposal will be a better decision, as would reducing management payout and all the cost of programs to allocate.

There is a never letup opinion offered that a C.E.O. and others are necessary for a company's survival, while the product or services, the producers, advertising and public acceptance are the keys.

Encl: Modified replacement offer of Proposal.
Rhymes for stress relief.
Not part of presentation.

Sincerely, Robert D Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Qwest Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks [i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS:

Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted to the five top of Management, year after year, until retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance agreements, if any, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse



"IDES" OF MARCH

I'd grab more options, I want you to know,
But my pockets are beginning to overflow.
How we got our job is no one's knowledge;
Needless to say, we took advantage.
The options system is about payout lures,
And we are confident that it endures.
Many of us have jumped ship,
Our lack of loyalty has not caused a blip,
In our former employer's ability to survive,
Since the product itself, keeps them alive.
We only manage to steer the ship,
And each year we take a proxy trip.
We march right up with a plan to dip,
The S.E.C. requires an outline of salary and bonus,
But it's easy to see, they do not own us.
We hand pick our choice for directors,
Then they choose us, the defectors.
We control the fees they earn,
Then they set our base salary in return.
On top of this base you see,
Is where they pile options as salary.
Is it any wonder we live in luxury ?
Share owners are "Yes, Sir's", a bunch of sheep,
Is it any wonder our "take" is so steep ?

THE CATBIRD SEAT

Perhaps you have heard of the "Catbird Seat" ?
Considered as a position, it is rather unique.
From the topmost position in a company store,
The C.E.O. has an advantage to explore.
When first approached, to accept the position,
The would-be chief considers his/her transition.
How much will I get as "attain and retain" ?
And a "paying to leave" clause gives no pain.
If you can analyze what I say,
It is still ongoing to this day.
His/Her first concern is: "What's in it for ME" ?,
Not of : "I'm desirous of upgrading your company".
I imagined myself as being in the topmost spot,
And was able to observe quite a lot.
Then another thought just crossed my mind:
Don't look back up, the bird may be unkind.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of a presentation.

HIGH ON THE HOG

I just gave my memory a little jog,
Remembering the phrase: "Living high on the hog".
This may be true of Management today,
Therefore, I might have this to say:
If the phrase means "spending above your means",
It will never apply to them, it seems !

PLURALIY TWO

A word was devised, called "Plurality",
Which I am thinking, should not be—
Allowed for use in a corporate proxy.
The word, "Against" was removed, you see.
Now, Management wins in the Director's vote,
"Abstain" and "Withhold" have no power, please note.
Why was "Plurality" voting installed about 1975 ?
Only of course, to always win with their guise.

ATTITUDE

I've just experienced another "Attitude"
And for its happening it must be understood
When Corporate Legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report,
Demand a written letter, such a poor sport.
This is juxtaposition of a happy Dude,
Since their position is taken to be rude !

Robert Dennis Morse

EXHIBIT

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
February 23, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Incoming Intel decision.
dated Jan. 29, 04 mailed:
Feb. 12, 04, rec'd Feb 17, 04

Ladies and Gentlemen:

I must take exception to the ruling against my proposal.

I fully explained that as written, the S.E.C. rules impose a chore upon any proponent's broker or such handling the "street" registration [no certificates] desired by Corporations. In this manner, a proponent must request writing a special letter not of interest or reward to that agent.

Should one instead request a certificate, my broker charges a $15.00 fee, and the date thereon would be current, not the date of purchase, nullifying that procedure. You must also see that even though I had a year old certificate copied as evidence, I could have immediately thereafter sold the stock.

Intel Management is as I claimed, "nitpicking", this second year in refusal to accept my valid printout of holdings with date of purchase shown. Why not ask them to verify themselves that dividends paid through their registration agent to TD Waterhouse and transferred to me would prove length and value of ownership ? I cannot do so, as the registrant has no record of my holdings. When is someone going to think objectively ?

Perhaps in my "REASONINGS", when I finally get approval, I should state that Management would do better running Company affairs, rather than protecting the ongoing remuneration over and above the salary accepted at which they were employed.

I would be most pleased, if after receiving my explanation of ownership, that the Management concede and print for this year of 2004, rather than postpone the procedure and continuing this hassle.

6 Copies to the S.E.C. + Paperwork Act
2 Copies [Intel & Muller, at Gibson, LLP]
Rhymes for stress relief.
Not part of presentation.

Thank you for understanding, I hope.

PROBLEM?

11-29-07

Investor nominees plan fails

The SEC said firms could bar shareholder candidates from corporate ballots.

By Ian Katz and Jesse Westbrook
BLOOMBERG NEWS

The Securities and Exchange Commission gave corporations, including General Motors Corp. and Bank of America Corp., a victory yesterday in their effort to block investors from gaining more say over director nominations.

SEC commissioners voted, 3-1, to allow companies to exclude shareholders' board candidates from corporate ballots.

GM, the biggest U.S. automaker, and Bank of America, the nation's second-largest bank, had urged the regulator in letters to take that position to prevent activist investors from using board elections to steer corporate strategy.

The vote followed more than a year of debate over so-called proxy-access rules that split the agency along party lines and pitted business groups against unions and pension funds. Proxy statements contain the names of candidates for election to corporate boards of directors.

Democratic lawmakers such as Senate Banking Committee Chairman Christopher Dodd (D., Conn.) had called for delaying a decision.

"I am obviously disappointed," SEC Commissioner Annette Nazareth said. She said the SEC's action "stands in the way of shareholders' rights to elect directors." She is the commission's only Democratic member, and was the lone dissenter in yesterday's vote.

SEC Chairman Christopher Cox said the agency had to pass a rule this year to prevent a wave of litigation from affecting corporate board elections in 2008.

"Doing nothing would put all investors at risk," Cox said. "Doing nothing at this time would enable an easy end run around the commission's required disclosures and our antifraud rules in proxy contests."

The SEC also encouraged companies to create Internet forums to improve communication between shareholders and management. The agency approved a rule yesterday stipulating that companies and investors are not legally liable for statements made on the forums.

The decision to adopt the rules limiting access to company proxies "will be viewed as an anti-investor action and a commission that has failed investors," former SEC Chairman Arthur Levitt said in an interview. The action is "probably the most important vote the commission has taken in nearly 15 years."

ON GOING

11-29-07

Rowe's exercise

The stock price of [illegible] Corp., the Chicago-based parent of [illegible] here, has bubbled up steadily over the last year and hit a five-year high in the last few weeks. That's particularly good for chief executive officer John W. Rowe. He has exercised stock options valued at nearly $54 million so far this year, including [illegible] million last week alone, according to InsiderScore and SEC filings. Compare that with his compensation last year of $10.9 million. He made the sales under his 10b5-1 stock plan, which allows insiders to [illegible] their sales. Rowe set these sale details in September 2006 and seemed to pick well. [illegible] closed yesterday at $82.30, nearly 38 percent above a year earlier. Says spokeswoman Jennifer Medley: "We are a pay-for-performance company, and when the company does well, our executives do well."



John W. [illegible]

— *Thomas Ginsberg*

Printed on recycled paper

THE JACKS

The earliest of these carried, and/or was forced to work;
It is no wonder they balked, and tried to shirk.
Then there is the fish, known as an Amberjack,
Which leaps clear out of water, when given no slack.
A quick change to cards, brings us the game, Black Jack;
When you reach twenty-one, try not giving it back.
If you want a nice view, become a lumber jack,
An added bonus, bring it down, split it up, build a stack.
When the tree fruit ripens, produce some Apple Jack;
Imbibe too much, and you should hit the sack.
It may have raised your spirits, but there is a jack,
That can lift heavy loads, without breaking one's back.
There is one other, I failed to explore:
Flapjacks can be two-faced, yet never will snore.

11-22-07-3:15 PM—10/12 Min.

WELL, JACKS KEEP FLOWING

Jack's Son, is a descriptive name;
What he accomplished, may have brought fame.
A Jack Rabbit is larger, and is called a hare,
Whose leaps and bounds take him from here to there.
"Jacks" is an old game, played by children;
Small ball, pointed pieces, so silly it's about forbidden.
A jack hammer is used as a breakup tool,
When using, wear heavy shoes, don't be a fool.
A Jack Jay is a very colorful bird,
Thriving in mountainous areas, easily heard.
A hijack is a theft of a plane, truck, or car,
Perhaps landing you somewhere from you are.
Then, "Hi !Jack" is a greeting at a meeting
Of friend or acquaintance, a happy proceeding.
" 'lo, Jack, is a subdued remark of "Hello",
Not intended to impress one, you know.
"Kojack" is a TV host personality,
Who entertains us by inviting participy.
Kayak is close to this family of " Jack ",
And therefore included in this Odyssey of cracks.
A kayak is really a double pointed canoe that floats,
But does not go far in carrying would-be jokes.
"Jacques" is one of my poker friends,
And with that comment, my Sonnet ends.
Oh!, No!, Jackson's Hole is a place to perhaps visit,
Finally, I've reached a stopper of my lines, or is it?

12-02-07—6AM & 5PM—12 more min.

"Jack Be Nimble" is an oldie, short and quick,
Nevertheless, it is considered as slick.

This "Pair Of Jacks" make take this subject over the top,
While these consistent rhymes never seem to stop.
12-03-07—5:30 AM—5 Min.

P.S. I just slipped back to bed, drew up the cover,
When it occurred to me, there is still another:
A wily Jackal slipped into this line,
But that's OK with me, it fits just fine.
5:35 AM—1 Min.

Jacks are used for electrical connections,
And Jack's Outlets are fore-income projections.

Jack Sprat could eat no fat, nor its sauces,
Now twixt he and wife, who bosses ?

A book jacket is a come-on site,
With picture or not, it tends to delight.

If Jack et a piece of Simple Simon's pie,
Was it intended to catch one's eye ?

FINALY, RIGHT FROM THE BOOK

Jack Frost appears as a coating of white,
Usually moisture that froze in the night

A Jacket is appropriate for mild weather,
Usually worn when you don't know whether.

A Jack Knife can be a folded vehicle,
Named after a pocket knife that was typical.

Jack-in-The-Pulpit is a swamp growing plant,
Bog trotters may spot it, while others cant.

Jack-in The Box was originated as a toy,
If, when hungry and see one I emit, "Oh! Joy!

"Jack Pot" is a win in gambling parlance,
But hitting that one is a far out chance.

These written on Computer Time
Robert Dennis Morse



POE - TRY

Edgar Allan made a stab at writing;
Some of his works is quite exciting.
As to his earnings as such,
He really didn't make much.
Who should know, better than I ?;
It really is a very Poe try !

EDGAR AGAIN

When Edgar Alan was found dead in a gutter,
Does anyone know the last words he did utter?
And since prose didn't sell very well,
As everyone should know,
Is it any wonder he died so, Poe?

QUESTIONS

I wonder what Longfellow did for a living
Since people won't pay
For what he had to say,
He may have written for giving.
Then there's Scottish poet, Robert Burns.
Has anyone figures on his earns?
Ever think why Edgar was Poe?
These are hypothetical as you know.
I only write from a gifted sense,
Since I always worked for dollars and cents.

POE LITTLE CORRECT

Edgar Alan was wrong in a way.
By choosing a raven for something to say.
While it is possible for crows to speak,
It is incorrect to put words in their beak.
If Poe had paused, and probably pondered,
He may have written more, instead he wandered.
You may think I'm poking fun at him,
But, believe you me, it is only a whim.

Robert Dennis Morse

POE TENTIAL

Most everyone recognizes his name,
But have they read what gave him fame?
He led a somewhat deluded life,
For writing skills, he had potential,
But as for rewards, there is no mentional !.

A POE TALE

We will never know who has said
That Edgar Allan had been found dead
In a Baltimore curb or gutter.
But is was incorrect to utter.
Since a doctor did testify
That it may have been a lie.
One thing sure, I have thunk
He wasn't bitten by a skunk,
Else his clothing would have stunk!

EDGAR ALLAN POE

Now, as to Edgar Allen Poe,
I guess we'll never, ever know
If he really saw that raven bleak,
Or, as he claimed, heard it speak.
So may he rest while we decide
It doesn't matter how he died,
Or even where, [it's just folk lore !]
For we shall see him NEVER MORE

Mary Peacock

LET POE BE !

Now, once again, they want to dig up the dead;
This desecration of graves is beginning to spread.
Sometimes they only want to know
What cause of death put them below.
But when it is promoted just to earn money,
Then I object, and I'm not being funny.

10-17-07—9:25 AM—5 Min.

WALT'S WALTZ

Finally the truth has come to light,
In spite of years hiding it, try as they might.
His readers have praised him for his prose,
And he became famous, as everyone knows.
Now a researcher has entered the scene,
Poked through old letters to see what to glean.
He gathered his writings as well as the poem,
Pieced them together, got to know him,
As a gay blade who cut up with males,
And slyly inserted the facts in his tales.
Admirers skirted the issue, see what I mean?
Had he been a dressmaker, he would have been keen!

ROB'T BURNS

Robert Burns was a Scottish poet,
Though all of us don't seem to know it.
He wrote his poems in words so olde,
His wrytings sort of left me cold.
He had a girl friend, by the way;
And my neighbor has her picture, I'll say.
I have his likeness in an oval frame;
A leaded glass picture without his name.
He looks to the right, across the street,
Hoping once more that they will meet
I also own a picture-plate,
With his most famous efforts, no date.
It has been stored away out of sight,
Now that I recall it, I'll bring it to light

ODE TO LONGFELLOW

"THE BLACKSMITH"

"Under the spreading chestnut tree
The village smithy stands,
The smith, a mighty man is he,
With large and sinuous hands."
Why did he choose the chestnut tree,
When other varieties, two or three
Are growing all around ?,
He tried the handsome willow and found,
That the sweeping fronds brushed his face,
So he just forged off to another place.

10-08-01

ROBERT BURNS FUEL

Robert Burns produced some reader's fuel;
The likes of which, we perhaps can duel.
In order to interpret, and understand,
One must place themselves in an older land.
Burns added a flourish or shortened in a way;
But, for those enlightened, it is here to stay.
But, for those enlightened, it is here to stay.

8-22-07—4:40 PM—5 Min.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Qwest's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Heather L. Maples
Special Counsel

END